Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

VERY SUBSTANTIAL ACQUISITION

IN RELATION TO

THE ACQUISITION OF THE SHARES IN THE TARGET COMPANY

LISTED ON THE SHANGHAI STOCK EXCHANGE

THE ACQUISITION

The Board is pleased to announce that on September 23, 2024 (Hong Kong time), the Purchaser (a wholly-owned subsidiary of the Company) entered into the Share Purchase Agreements with the Sellers, pursuant to which, the Purchaser has conditionally agreed to acquire and the Sellers have conditionally agreed to sell 2,668,135,376 Target Shares (representing approximately 29.4% of the entire issued share capital of the Target Company), at the Consideration in the amount of RMB6,270,118,134 (equivalent to approximately HK$6,916,461,457). The Consideration shall be satisfied by cash and funded by the internal financial resources of the Group and by external financing. Upon Completion, the financial results of the Target Group will not be consolidated into the accounts of the Company, and the financial results of the Target Group will be accounted for as investment in associates in the financial accounts of the Group.

LISTING RULES IMPLICATIONS

Chapter 14 of the Listing Rules

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the Acquisition exceeds 100% on an aggregated basis pursuant to Rule 14.22 of the Listing Rules, the Acquisition constitutes a very substantial acquisition under Chapter 14 of the Listing Rules and is therefore subject to the notification, announcement, circular and shareholder’s approval requirements under Chapter 14 of the Listing Rules.

EGM AND DESPATCH OF CIRCULAR

The EGM will be convened and held for the Shareholders to consider and, if thought fit, pass ordinary resolution(s) to approve, among other things, the Acquisition and the Share Purchase Agreements. To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, no Shareholder has a material interest in the Acquisition and is required to abstain from voting on the resolution(s) approving the Acquisition and the Share Purchase Agreements at the EGM.

A circular containing, among other things, (i) further details of the Acquisition and the Share Purchase Agreements; (ii) financial information and other information of the Target Group; (iii) the unaudited pro forma financial information of the Group; (iv) other information required under the Listing Rules; and (v) a notice of the EGM, is expected to be despatched to the Shareholders. As more time is required to prepare the relevant information to be included in the circular, the circular shall be despatched to the Shareholders in due course.

As the Completion is subject to the satisfaction or waiver (where applicable) of the Conditions Precedent, the Acquisition may or may not proceed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

THE ACQUISITION

The Board is pleased to announce that on September 23, 2024 (Hong Kong time), the Purchaser (a wholly-owned subsidiary of the Company) entered into the Share Purchase Agreements with the Sellers, pursuant to which, the Purchaser has conditionally agreed to acquire and the Sellers have conditionally agreed to sell the 2,668,135,376 Target Shares (representing approximately 29.4% of the entire issued share capital of the Target Company), at the Consideration in the amount of RMB6,270,118,134 (equivalent to approximately HK$6,916,461,457). The Consideration shall be satisfied by cash and funded by the internal financial resources of the Group and by external financing. Unless otherwise specified, the exchange rate used for illustrative purpose in this Announcement shall be RMB0.90655 to HK$1.0000.

THE SHARE PURCHASE AGREEMENTS

The principal terms of the Share Purchase Agreements are set out as follows:

Date

September 23, 2024

Parties to the Share Purchase Agreements

Dairy Farm Share Purchase Agreement

(a)	The Purchaser; and

(b)	Dairy Farm

Jingdong Share Purchase Agreement

(a)	The Purchaser;

(b)	Jingdong Shimao; and

(c)	Suqian Hanbang

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Sellers and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Listing Rules) as at the date of this announcement.

Subject Matter of the Acquisition

Pursuant to the terms of the Share Purchase Agreements, the Purchaser has conditionally agreed to acquire, and the Sellers have conditionally agreed to sell 2,668,135,376 Target Shares (representing approximately 29.4% of the entire issued share capital of the Target Company) at the Consideration in the amount of RMB6,270,118,134 (equivalent to approximately HK$6,916,461,457), which comprise (i) 1,913,135,376 Target Shares (representing approximately 21.1% of the entire issued share capital of the Target Company) to be sold by Diary Farm to the Purchaser pursuant to the Dairy Farm Share Purchase Agreement at the Consideration in the amount of RMB4,495,868,134 (equivalent to approximately HK$4,959,316,236); (ii) 367,227,196 Target Shares (representing approximately 4.0% of the entire issued share capital of the Target Company) to be sold by Jingdong Shimao to the Purchaser pursuant to the Jingdong Share Purchase Agreement at the Consideration in the amount of RMB862,983,911 (equivalent to approximately HK$951,942,982); and (iii) 387,772,804 Target Shares (representing approximately 4.3% of the entire issued share capital of the Target Company) to be sold by Suqian Hanbang to the Purchaser pursuant to the Jingdong Share Purchase Agreement at the Consideration in the amount of RMB911,266,089 (equivalent to approximately HK$1,005,202,239).

Conditions Precedent of the Share Purchase Agreements

The Acquisition is conditional upon the following conditions, as applicable, being fulfilled:

(a)	the relevant Seller having completed the registration procedures with the People’s Bank of China and the State Administration of Foreign Exchange for the opening of a designated RMB account for receipt of proceeds from sale of A Shares;

(b)	the SSE having issued a confirmation form 《(上海證券交易所上市公司股份協議轉讓確認 表》) with respect to the sale and purchase of the Target Shares, and such confirmation form remaining in full force and effect;

(c)	the Company having obtained the Hong Kong Stock Exchange’s confirmation on no further comments on the circular in respect of the purchase of the Target Shares;

(d)	the State Administration for Market Regulation of the PRC having issued a decision not to conduct further review, prohibit, or approve with conditions, with respect to the notification of concentration of undertakings with respect to the sale and purchase of Target Shares; and

(e)	the Company having obtained the necessary Shareholders’ approval for the purchase of the Target Shares.

If any of the Conditions Precedent is not fulfilled within six months from the date of the Share Purchase Agreements (i.e. on or before March 23, 2025, being the long stop date contemplated under the Share Purchase Agreements for the fulfillment of the above conditions for the Acquisition), which may be extended for another two months in the case where any of the Conditions Precedent contemplated under (a) to (e) above is not fulfilled for reasons attributable to the Hong Kong Stock Exchange, the SSE or the relevant authority; or such later date as the parties to the Share Purchase Agreements may agree in writing, the Share Purchase Agreements may be terminated by either party by written notice to the other party at any time thereafter.

Guarantee

The Company, which indirectly holds 100% of the shares of the Purchaser, has provided a guarantee to each of the Sellers on the due performance of the Purchaser in respect of its obligation under the respective Share Purchase Agreements.

CONSIDERATION FOR THE ACQUISITION

With respect to the Acquisition, the Consideration is in the amount of RMB6,270,118,134 (equivalent to approximately HK$6,916,461,457), representing (i) RMB4,495,868,134 (equivalent to approximately HK$4,959,316,236) to be paid to Dairy Farm; (ii) RMB862,983,911 (equivalent to approximately HK$951,942,982) to be paid to Jingdong Shimao; and (iii) RMB911,266,089 (equivalent to approximately HK$1,005,202,239) to be paid to Suqian Hanbang. The Consideration shall be satisfied by cash and funded by the internal financial resources of the Group and by external financing.

Basis of the Consideration

The Consideration was arrived at based on normal commercial terms after arm’s length negotiation among the parties to the Share Purchase Agreements after taking into account, among others, the following:

Historical Trading Price of the Target Shares and its Trend

In determining the Consideration, the Directors have considered the historical market price of the Target Shares traded on the SSE as a benchmark to reflect the prevailing market conditions and recent market sentiment.

Based on the Consideration in the amount of RMB6,270,118,134 for the Target Shares, the price per Target Share, RMB2.35, represents:

(a)	a premium of 3.5% to RMB2.27, being the volume-weighted average price of the Target Shares on the 20 Trading Days during the period commencing from August 22, 2024 to September 20, 2024; and

(b)	a premium of 3.1% to RMB2.28, being the closing price of the Target Shares on September 20, 2024, being the Trading Day immediately preceding the date of the Share Purchase Agreements.

The price per Target Share shall not be and is not lower than 90% of the closing price of the Target Shares on September 20, 2024, being the Trading Day immediately preceding the date of the Share Purchase Agreements.

It demonstrates that the Acquisition represents a valuable opportunity for the Company to gain access to investment asset with high return and growth potential at an attractive pricing.

Other than the above numeric evaluation over the Target Shares and the Consideration contemplated under the Acquisition, the Consideration is also arrived at with reference to (i) the well-established businesses and operations of the Target Group; (ii) the financial performance and prospects of the businesses operated by the Target Group; and (iii) the reasons and benefits of the Acquisition as stated under the paragraph headed “REASONS FOR AND BENEFITS OF THE ACQUISITION” in this announcement.

Completion

Completion for the Acquisition shall take place on the second Trading Day following the satisfaction of the Conditions Precedent, or on such other date as may be agreed between the parties to the Share Purchase Agreements. Upon Completion, the financial results of the Target Group will not be consolidated into the accounts of the Company, and the financial results of the Target Group will be accounted for as investment in associates in the financial accounts of the Group.

For the avoidance of doubt, completion of the Acquisition pursuant to the Dairy Farm Share Purchase Agreement is not interconditional upon the completion of the Acquisition pursuant to the Jingdong Share Purchase Agreement, and vice versa.

Undertakings

The Purchaser undertakes to comply with the sell-down restrictions under the applicable laws with respect to the Target Shares following the Completion, including a six-month lock-up requirement from the date of the Completion and other relevant sell-down restrictions in accordance with the

Interim Measures for the Administration of Shareholding Reduction by Shareholders of Listed Companies 《(上市公司股東減持股份管理暫行辦法》) promulgated by the China Securities

Regulatory Commission.

Each Seller undertakes that, from the execution of the respective Share Purchase Agreement until immediately before the Purchaser is registered as the owner of the Target Shares, if any proposal is considered at a shareholders’ meeting or board meeting of the Target Company that would result in a reduction in the number of voting shares of the Target Company (being any proposal for a reduction in the registered capital of the Target Company or any new share buyback by the Target Company), each Seller shall, or shall procure the relevant Seller-nominated director(s) of the Target Company to, to the extent permitted by applicable laws, vote against such proposal at the relevant shareholders’ meeting or board meeting.

INFORMATION OF THE COMPANY AND THE GROUP

The Company was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law of the Cayman Islands. The principal activity of the Company is investment holding. The principal businesses of the Group are the retail and wholesale of lifestyle and pop toy products across the PRC, other parts of Asia, Americas, Europe and certain other countries.

INFORMATION OF THE PURCHASER

Guangdong Juncai International Trading Co., Ltd.* (廣東駿才國際商貿有限公司) is a limited liability company established under the laws of the PRC on April 12, 2016. It is an indirectly wholly-owned subsidiary of the Company and is principally engaged in wholesale and retail.

INFORMATION OF THE SELLERS

THE DAIRY FARM COMPANY, LIMITED (牛奶有限公司), a limited liability company incorporated under the laws of Hong Kong, is an indirectly wholly-owned subsidiary of DFI Retail Group Holdings Limited. DFI Retail Group Holdings Limited is incorporated in Bermuda and has a primary listing in the standard segment of the London Stock Exchange (ticker: DFIB), with secondary listings in Bermuda Stock Exchange (ticker: D01) and Singapore Exchange (ticker: D01).

Beijing Jingdong Century Trade Co., Ltd. (北京京東世紀貿易有限公司) and Suqian Hanbang Investment Management Co., Ltd.* (宿遷涵邦投資管理有限公司), both of which are limited liability companies incorporated under the laws of the PRC, are indirectly wholly-owned subsidiaries of JD.com, Inc., an exempted company incorporated in the Cayman Islands with limited liability and the American depositary shares of which have been listed on the Nasdaq Global Select Market under the symbol of “JD” and the ordinary shares have been listed on the main board of HKEX under the stock codes “9618 (HKD counter)” and “89618 (RMB counter)”.

INFORMATION OF THE TARGET COMPANY AND THE TARGET GROUP

Yonghui Superstores Co., Ltd* (永輝超市股份有限公司), a joint stock company incorporated in the PRC with limited liability, the shares of which are listed on the SSE (stock code: 601933), is a retail chain operator featuring fresh produce management, mainly operates hypermarkets, supermarkets and community supermarkets and has approximately 850 outlets spanning across more than 25 provinces and municipalities across the PRC.

Financial Information of the Target Group

Set out below is the audited consolidated financial information of the Target Company and its subsidiaries for the years ended December 31, 2022 and December 31, 2023, and the unaudited consolidated financial information of the Target Company and its subsidiaries for the six months ended June 30, 2024, respectively:

	For the year ended	For the year ended	For the six months
	December 31,	December 31,	ended June 30,
	2022	2023	2024
	(audited)	(audited)	(unaudited)
	(RMB million)	(RMB million)	(RMB million)
Revenue	90,090.82	78,642.17	37,779.19
Net profit/(loss) before tax	(3,218.48)	(1,361.42)	323.78
Net profit/(loss) after tax	(2,999.67)	(1,464.73)	210.83

	As at	As at	As at
	December 31,	December 31,	June 30,
	2022	2023	2024
	(audited)	(audited)	(unaudited)
	(RMB million)	(RMB million)	(RMB million)
Net assets	7,465.57	5,939.07	6,153.39

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Target Group is a successful supermarket chain operator in the PRC, primarily engaging in selling selected products through offline stores and online channels, covering consumers of all ages. As at the date of this announcement, it operates approximately 850 stores, covering more than 25 provinces and municipalities across the PRC. The Target Group is one of the first distribution enterprises in the PRC to introduce fresh produce into modern supermarkets. In terms of sales scale, it has consistently ranked second among the top 100 supermarkets in the PRC in recent years.

In recent years, the Target Group has made rapid progress in supply chain construction to enhance the operational efficiency at each stage. It has been continuously optimizing the product structure, deepening the source procurement and enhancing the product power, especially by vigorously promoting the development of its self-brands. In the first half of 2024, its self-brands achieved sales of RMB1.28 billion, accounting for 3.4% of its revenue. In 2023, its self-brands realized sales of RMB3.54 billion, accounting for 4.5% of its revenue.

Since 2024, the Target Group has continued to accelerate its transformation, actively learning from its one outstanding peer, deeply engaging in the reform of the supply chain, and pragmatically building a platform-type enterprise for the food supply chain that adapts to current development.

The Group continues to be optimistic about the development of the offline retail industry in the PRC. This Acquisition is in line with the Company’s overall strategy and is beneficial to the Shareholders as a whole. Given that the Target Group is one of the leading supermarket chain operators in the PRC with a high-quality store network, well-established logistics infrastructure, loyal customer base and strong digital system capabilities, the Group believes that:

(i)	the Target Group's ongoing adjustment and reform in its stores is a revolutionary attempt to return to the essence of retail business. This is an inevitable trend in the development of the supermarket industry in the PRC, which will provide consumers with a positive shopping experience and create a fulfilling working environment for employees. As a result, it will help the Target Group gain favorable brand image and reputation, ultimately creating significant commercial and social value. This cultural orientation highly aligns with the Group's corporate mission of “Life is for fun”;

(ii)	the Group possesses unique capabilities and experience in developing its self-brands, designs and IP products. After the Acquisition, the Group can support the Target Group through business collaboration, allowing the Target Group to leverage the Group's strengths to develop higher quality self-branded products at lower costs. This is expected to enhance the Target Group's differentiated competitive ability. The Target Group operates approximately 850 retail supermarkets across over 25 provinces and municipalities and has established a vast store network and supply chain in the PRC. The Group and the Target Group can share resources through business cooperations to further enhance economies of scale, optimize the cost structure and create more value for consumers, which will thereby enhance the Group's return on investment; and

(iii)	the Acquisition will expand the Group's investment and operational channels in the daily necessities retail business, enabling the Group to diversify its cyclical business risks, which is of significant strategic importance to the Group.

For the foregoing reasons, the Directors are of the view that the Acquisition and the Share Purchase Agreements are on normal commercial terms agreed upon after arm’s length negotiations between the parties with reference to the prevailing market conditions and are fair and reasonable, and are in the interests of the Group and the Shareholders as a whole.

None of the Directors has any material interest in the Acquisition and the Share Purchase Agreements and is required to abstain from voting on the board resolutions approving the Acquisition and the Share Purchase Agreements.

The Company confirms that it will continue to operate and expand the existing business of the Group. As a global value retailer offering a variety of trendy lifestyle products featuring IP design, the Company remains optimistic and will further invest and develop its existing business strategically.

Further, the Company does not have any current intention or plan to further invest in the Target Company other than the Acquisition as detailed in this announcement. Notwithstanding the above, in the case where there is any change of intention or circumstances, the Company shall ensure compliance with all the applicable Listing Rules.

LISTING RULES IMPLICATIONS

Chapter 14 of the Listing Rules

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the Acquisition exceeds 100% on an aggregated basis pursuant to Rule 14.22 of the Listing Rules, the Acquisition constitutes a very substantial acquisition under Chapter 14 of the Listing Rules and is therefore subject to the notification, announcement, circular and shareholder’s approval requirements under Chapter 14 of the Listing Rules.

EGM AND DESPATCH OF CIRCULAR

The EGM will be convened and held for the Shareholders to consider and, if thought fit, pass ordinary resolution(s) to approve, among other things, the Acquisition and the Share Purchase Agreements. To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, no Shareholder has a material interest in the Acquisition and is required to abstain from voting on the resolution(s) approving the Acquisition and the Share Purchase Agreements at the EGM.

Further, Mr. Ye, the chairman of the Board, an executive Director, the chief executive officer and a controlling Shareholder of the Company, has given an irrevocable undertaking to each of the Sellers, to procure the Controlling Shareholders to vote in favour of any resolution approving the Acquisition at the EGM. As of the date of this announcement, the Controlling Shareholders are interested in approximately 62.7% of the issued share capital of the Company.

A circular containing, among other things, (i) further details of the Acquisition and the Share Purchase Agreements; (ii) financial information and other information of the Target Group; (iii) the unaudited pro forma financial information of the Group; (iv) other information required under the Listing Rules; and (v) a notice of the EGM, is expected to be despatched to the Shareholders. As more time is required to prepare the relevant information to be included in the circular, the circular shall be despatched to the Shareholders in due course.

CONFERENCE CALL

To further respond to any enquiries in relation to the Acquisition and enhance communication with Shareholders, the Company's management will hold a conference call at 9:00 A.M. Eastern Time on Monday, September 23, 2024 (9:00 P.M. Beijing Time on the same day). Simultaneous interpretation in English will be provided during the conference call. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/97701897671? pwd=QonqKR3bonhLkDOCVkXgRk01NXUvPX.1

Meeting Number: 977 0189 7671

Meeting Passcode: 9896

Access 2

Listeners may access the conference call by dialing the following numbers with the same meeting number and passcode as access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

As the Completion is subject to the satisfaction or waiver (where applicable) of the Conditions Precedent, the Acquisition may or may not proceed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“A Shares”	ordinary shares of the Target Company which are listed on the SSE and traded in Renminbi

“Acquisition”	the acquisition by the Purchaser of the Target Shares on the terms and subject to the conditions set out in the Share Purchase Agreements

“Board”	the board of Directors of the Company

“Company”, “we”, “us”, or “our”	MINISO Group Holding Limited (名創優品集團控股有限公司), a company with limited liability incorporated in the Cayman Islands on January 7, 2020

“Completion”	the completion of the Acquisition in accordance with the terms and condition set out in the Share Purchase Agreements

“Conditions Precedent”	conditions precedent to the Completion as set out under the paragraph headed “Conditions Precedent of the Share Purchase Agreements”

“Consideration”	the consideration for the Acquisition

“Controlling Shareholders”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Ye, his spouse and the intermediary companies through which Mr. Ye and his spouse have an interest in the Company

“Dairy Farm”	THE DAIRY FARM COMPANY, LIMITED (牛奶有限公 司), a limited liability company incorporated under the laws of Hong Kong

“Dairy Farm Share Purchase Agreement”	the conditional share purchase agreement entered into by the Purchaser and Dairy Farm, pursuant to which, the Purchaser has conditionally agreed to acquire and Dairy Farm has conditionally agreed to sell the Target Shares

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to be convened and held for the Shareholders to consider and, if thought fit, pass ordinary resolution(s) to approve, among other things, the Acquisition and the Share Purchase Agreements

“Group”, “our Group”, “the Group”, “we”, “us”, or “our”	the Company and its subsidiaries from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

“Jingdong Share Purchase Agreement”	the conditional share purchase agreement entered into by the Purchaser, Jingdong Shimao and Suqian Hanbang, pursuant to which, the Purchaser has conditionally agreed to acquire and Jingdong Shimao and Suqian Hanbang has conditionally agreed to sell the Target Shares

“Jingdong Shimao”	Beijing Jingdong Century Trade Co., Ltd. (北京京東世紀貿易有限公司), a limited liability company incorporated under the laws of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Mr. Ye”	Mr. Ye Guofu, the chairman of the Board, an executive Director, the chief executive officer and a controlling Shareholder of the Company

“NASDAQ”	the Nasdaq Stock Market in the United States

“NYSE”	the New York Stock Exchange

“PRC”	the People’s Republic of China, and for the purpose of this announcement, excluding Hong Kong, Macau Special Administrative Region and Taiwan

“Purchaser”	Guangdong Juncai International Trading Co., Ltd.* (廣東駿才 國際商貿有限公司), a company incorporated in the PRC with limited liability and an indirectly wholly-owned subsidiary of the Company

“RMB”	Renminbi, the lawful currency of the PRC

“Sellers”	Dairy Farm, Jingdong Shimao and Suqian Hanbang

“Share(s)”	the ordinary shares of US$0.00001 each in the share capital of the Company

“Shareholder(s)”	holder(s) of our Share(s)

“Share Purchase Agreement(s)”	the Dairy Farm Share Purchase Agreement and the Jingdong Share Purchase Agreement

“SSE”	the Shanghai Stock Exchange

“Suqian Hanbang”	Suqian Hanbang Investment Management Co., Ltd.* (宿遷涵邦 投資管理有限公司), a limited liability company incorporated under the laws of the PRC

“Target Company”	Yonghui Superstores Co., Ltd* (永輝超市股份有限公司), a joint stock company incorporated in the PRC with limited liability, the shares of which are listed on the SSE (stock code: 601933)

“Target Group”	the Target Company and its subsidiaries

“Target Shares”	ordinary share(s) in the share capital of the Target Company, with a nominal value of RMB1 for each A Shares

“Trading Day”	a day (i) on which the SSE is open for business and (ii) not a Saturday, a Sunday or a public holiday in Hong Kong or the PRC

“US$”	U.S. dollars, the lawful currency of the United States

“United States” or “U.S.”	United Stated of America, its territories, its possessions and all areas subject to its jurisdiction

“%”	per cent

* English translations are for reference only.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, September 23, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as executive director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive directors.